OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden
hours per response 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Gold City Industries Ltd.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

380560 10 2

(CUSIP Number)

Dennis Chorney
55 McKenzie Lake Landing S.E.
Calgary, Alberta Canada T2Z 1M4
Tel: (403) 257-2216

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)

CUSIP No. 380560 10 2

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dennis Chorney		

(2)	Check the Appropriate Box if a Member of a Group	(a) ☐
		(b) ☐

(3)	SEC Use Only

(4)	Source of Funds PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e)	☐

(6)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 944,699
	(8)	Shared Voting Power -0-
	(9)	Sole Dispositive Power 944,699
	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 944,699

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

(13)	Percent of Class Represented by Amount in Row (11) 3.8%

(14)	Type of Reporting Person IN

Item 1. Security and Issuer

This statement relates to the common stock, no par value (the "Common Stock"), of Gold City Industries Ltd. (the "Company"), whose offices are located at 580 Hornby Street, Suite 550, Vancouver, British Columbia V6C 3B6 CANADA.

Item 2. Identity and Background

(a)   Dennis Chorney
(b)   55 McKenzie Lake Landing S.E Calgary, Alberta T2Z 1M4 CANADA
(c)   Director, Chairman, and CEO of Argo Energy Ltd., 750 – 330 – 5th Avenue SW, Calgary, Alberta, T2P 0L4
(d)   I have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)   I have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgement, decree or final order enjoining future violations, or prohibiting mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)   Canada

Item 3. Source and Amount of Funds or Other Consideration

800,000 common shares were purchased through two private placements with Gold City Industries Ltd. 144,699 shares of Common Stock were purchased on the open market. Share purchase warrants pursuant to the private placements entitled the purchase of an additional 800,000 common shares. All of the share purchase warrants expired unexercised. All shares purchased to date were with personal funds.

Item 4. Purpose of Transaction

The purpose of the transactions is to acquire shares for investment purposes.

Item 5. Interest in Securities of the Issuer.

Information with respect to Dennis Chorney:

(a) Aggregate number and percentage of Common Stock owned: See Items (11) and (13) of the applicable cover page.

(b) Shared versus sole voting and dispositive power: See Items (7), (8), (9), and (10) of the applicable cover page.

(c) Transactions since initial Schedule 13D filing on December 13, 2002 are as follows:

(i)   On April 29, 2003, 400,000 share purchase warrants held by Dennis Chorney expired unexercised.

(d) Not Applicable.

(e) Dennis Chorney ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock effective April 29, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No Contracts

Item 7. Material to Be Filed as Exhibits

No Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2003
Date

/s/ Dennis Chorney
Signature

Dennis Chorney
Name